UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Period Ended December 31, 2002

KeyWest Energy Corporation

(Exact name of Registrant as specified in it’s charter)

SUITE 1200, 520 FIFTH AVENUE, S.W.

CALGARY, ALBERTA

CANADA  T2P 3R7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F

[ X]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

_____________________________

Q3

THIRD QUARTER REPORT 2002

OPPORTUNITIES FOR GROWTH

Highlights

	Three months ended September 30,		Nine months ended September 30,
(unaudited)	2002	2001	2002	2001

Operating
Production
Oil – bopd	4,556	3,127	4,359	2,820
Gas – mcf/d	11,352	8,490	10,592	7,831
Total – boepd (6mcf = 1 bbl)	6,458	4,542	6,124	4,125

Product Prices ($Cdn before hedging gain or loss)
Oil - $/bbl	$ 37.96	$ 32.45	$ 32.63	$ 30.77
Gas - $/mcf	$ 3.10	$ 3.33	$ 3.47	$ 6.33

Drilling Activity
Oil wells	12.0	6.0	32.0	16.0
Gas wells	3.0	5.0	8.0	11.0
Service wells	-	1.0	-	1.0
Dry holes	3.0	-	10.0	5.0
Total wells	18.0	12.0	50.0	36.0
Net wells	16.7	11.3	47.7	30.2

Financial ($000’s Cdn except per share numbers)
Gross production revenue	$ 18,595	$ 11,697	$ 47,206	$ 37,828
Cash flow from operations	$ 10,327	$ 6,307	$ 24,637	$ 21,891
Per share – basic	$ 0.19	$ 0.13	$ 0.47	$ 0.46
diluted	$ 0.18	$ 0.13	$ 0.45	$ 0.44

Earnings	$ 3,667	$ 1,990	$ 7,884	$ 8,436
Per share – basic	$ 0.07	$ 0.04	$ 0.15	$ 0.18
diluted	$ 0.06	$ 0.04	$ 0.14	$ 0.17
Weighted average shares outstanding	$ 55,253	$ 47,310	$ 52,621	$ 47,571
Shares outstanding – Sept. 30	$ 55,327	$ 47,160	$ 55,327	$ 47,160
Capital expenditures
Exploration & development	$ 17,131	$ 9,811	$ 36,637	$ 27,214
Acquisitions (divestitures)	$ 210	$ 3,985	$ (4,108)	$ 15,446
Working capital deficiency	$ 8,408	$ 2,391	$ 8,408	$ 2,391
long term debt	$ 29,626	$ 25,332	$ 29,626	$ 25,332
Shareholders’ equity	$ 68,890	$ 47,983	$ 68,890	$ 47,983

President’s Report

Summary

KeyWest is pleased to report record operational and financial results for the third quarter ended September 30, 2002.

Third quarter production was up 42% to 6,458 barrels of oil equivalent per day (boepd) compared to 4,542 boepd last year. KeyWest production continues to grow at a rapid rate as a result of positive drilling results and a major property purchase after the quarter end. Current production is now over 8,500 boepd which is 80% oil.

Cash flow and earnings were up significantly in the quarter as a result of increased oil and gas production and higher oil prices.

Cash flow for the third quarter was up 64% to $10.3 million (19¢ per share) compared to $6.3 million (13¢ per share) in the same period last year.

Earnings for the third quarter were up 84% to $3.7 million (7¢ per share) from $2.0 million (4¢ per share) a year ago.

Operations

Successful drilling continues to be a key growth driver for the Company. During the third quarter the Company drilled 18 wells resulting in 12 oil wells, three gas wells and three abandonments. For the nine months ended September 30, KeyWest drilled 50 wells resulting in 32 oil wells, eight gas wells and 10 abandonments for an overall success rate of 80%. The Company's average interest in the wells drilled was 95%. The majority of Keywest’s oil wells were drilled in southern Alberta at Bassano and Chin Coulee. The successful gas wells were primarily drilled on the Company's Dobson prospect in eastern Alberta. Development wells accounted for 62% of the drilling and exploratory wells accounted for the balance or 38%.

KeyWest’s latest purchase is a light oil property at Bashaw in central Alberta which offsets existing production of 325 boepd. This new property currently produces over 2,000 boepd (94% oil) and is an excellent quality, long life reservoir which presents some great exploitation opportunities. The Company anticipates it can double production on the property over the next 12 to 18 months through a combination of facility upgrades, recompletions of existing wells, and by drilling up to 15 infill development locations.

The cost of the Bashaw purchase was approximately $60 million, half of which was financed by bank borrowing and the balance with a new $30 million equity issue at $2.75 per share.

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) of financial conditions and results of operations should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the nine months ended September 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

Summary

The following tables compare operations (including netbacks) on a boe basis for the three-month periods ended September 30, 2002 and 2001, together with a breakdown of netbacks by product for the three months ended September 30, 2002.

Financials and product prices are reported in canadian dollars unless otherwise stated.

Summary Of Operations

Three Months Ended September 30,	2002	2001
Production	6,458 Boepd	4,542 Boepd

	(000’s)	($/Boe)	(000’s)	($/Boe)
Field Netback:
Oil and Gas Production Revenue	$ 19,102	$ 32.15	$ 11,941	$ 28.57
Hedging Loss	(507)	(0.85)	(244)	(0.58)

Total Revenue	18,595	31.30	11,697	27.99
Royalties	(4,202)	(7.07)	(2,160)	(5.17)
Operating Expenses	(2,714)	(4.57)	(2,044)	(4.89)

FIELD NETBACK	$ 11,679	$ 19.66	$ 7,493	$ 17.93

General and Administrative	(992)	(1.67)	(720)	(1.72)
Interest Expense	(261)	(0.44)	(345)	(0.83)
Current Taxes	(100)	(0.17)	(120)	(0.29)

CASH FLOW NETBACK	$ 10,326	$ 17.38	$ 6,308	$ 15.09

Depletion and Depreciation	(4,074)	(6.86)	(2,901)	(6.94)
Site Restoration	(310)	(0.52)	(160)	(0.38)
Future Taxes	(2,275)	(3.83)	(1,257)	(3.01)

EARNINGS	$ 3,667	$ 6.17	$ 1,990	$ 4.76

Netback By Product

Three Months Ended September 30, 2002
	Oil	Natural Gas	Total
Production	4,566 Bopd	11,352 Mcf/D	6,458 Boepd

	(000’s)	($/Bbl)	(000’s)	($/Mcf)	(000’s)	($/Boe)

Field Netback:
Production Revenue	$ 15,865	$ 37.76	$ 3,237	$ 3.10	$ 19,102	$ 32.15
Hedging Gain (Loss)	(761)	(1.81)	254	0.24	(507)	(0.85)

Total Revenue	15,104	35.95	3,491	3.34	18,595	31.30
Royalties	(3,365)	(8.01)	(837)	(0.80)	(4,202)	(7.07)
Operating Expenses	(1,928)	(4.59)	(786)	(0.75)	(2,714)	(4.57)

FIELD NETBACK	$ 9,811	$ 23.35	$ 1,868	$ 1.79	$ 11,679	$ 19.66

Oil and Gas Revenue

Third quarter oil and gas production revenue increased 59% to $18.6 million from $11.7 million last year. The current quarter reflects a hedging loss of $507,000 as compared to a hedging loss of $244,000 in the prior year’s revenue. Revenues excluding the effects of hedging, rose to $19.1 million this year compared to $11.9 million last year, as a result of higher production volumes and higher oil prices. Higher production volumes reflect positive third quarter drilling results. Oil prices were up 16% to $37.76 per barrel from $32.45 per barrel, while gas prices were marginally lower at $3.10 per mcf compared to $3.33 per mcf last year.

For the nine-month period, production revenue was up 25% to $47.2 million from $37.8 million last year. Revenues, excluding hedging losses, rose to $48.9 million this year compared to $36.3 million last year due to higher production volumes. Oil prices during the same period were $32.63 per barrel, 6% higher than last year’s $30.77 per barrel. Gas prices on the other hand were 45% lower at $3.47 per mcf versus $6.33 per mcf a year ago.

KeyWest’s oil and gas is sold on the spot market. The Company from time to time utilizes short-term financial contracts, primarily costless collars, to hedge its exposure to commodity price fluctuations on a portion of its production. As of September 30, 2002 the Company has hedged 1,000 mcf/d or 10% of gas volumes for November to March 2003 at a floor price of $4.22 per mcf and a ceiling of $5.77 per mcf. Fifty-nine percent of fourth quarter oil volumes, or 4,000 bopd, is hedged at a floor price of $25.22 US per barrel and a ceiling price of $27.28 US per barrel. Two thousand bopd (29%) is hedged for the first three quarters of 2003 at a floor price of $25.00 US per barrel and a ceiling price of $28.38 US per barrel.

Royalties

Oil and gas royalties for the third quarter were $4.2 million as compared to $2.2 million last year. Year-to-date royalties were $10.9 million versus $7.8 million last year. Royalties are price and volume sensitive and accordingly the increase is due to the increase in the Company’s production volumes and oil prices.

Operating Expenses

Operating expenses in the third quarter were $2.7 million ($4.57 per boe) as compared to $2.0 million ($4.89 per boe) last year. The improvement in per unit costs is due to increased production volumes from the Company’s core properties. For the nine-month period, operating expenses were $7.8 million ($4.66 per boe), comparable to last year’s $5.1 million ($4.56 per boe).

General and Administrative Expenses

During the third quarter, general and administrative costs increased to $992,000 ($1.67 per boe) from $720,000 ($1.72 per boe) last year. For the nine-month period, general and administrative costs were

$2.9 million ($1.71 per boe) versus $2.0 million ($1.80 per boe) last year. The increase in costs is due to increased staffing associated with higher production levels.

Interest

Interest costs in the third quarter were $261,000 versus $345,000 last year, reflecting lower interest rates in the current period. Interest costs for the nine-month period in 2002 increased to $745,000 as compared to $651,000 last year because of higher long-term debt.

Depletion and Depreciation

The Company’s depletion and depreciation expense in the third quarter increased to $4.1 million from $2.9 million last year. On a boe basis, the provision is $6.86 per boe which is comparable to last year ($6.94 per boe) and to the second quarter of 2002 ($6.63 per boe).

Cash Flow and Earnings

Increased production and higher oil prices resulted in a 64% increase in third quarter cash flow from operations to $10.3 million (19¢ per share) compared to $6.3 million (13¢ per share) in the same quarter last year. Earnings were up 84% to $3.7 million (7¢ per share) compared to $2.0 million (4¢ per share) last year.

Cash flow from operations for the nine-month period was 12% higher at $24.6 million (47¢ per share) from $21.9 million (46¢ per share) last year due to higher production volumes which more than offset lower gas prices. Earnings for the nine-month period of $7.9 million (15¢ per share) were slightly lower than the $8.4 million (18¢ per share) last year. The lower earnings resulted from lower gas prices.

Capital Expenditures

Third quarter expenditures on capital assets rose to $17.1 million as compared to $9.8 million last year, reflecting increased drilling activity quarter over quarter and facility upgrades at Chin Coulee and Bassano. Property acquisitions were minimal for the quarter. Year-to-date the Company has spent $32.5 million which reflects a credit of $4.6 million for the sale of the Company’s non-core Saskatchewan assets. The Company expects it’s 2002 capital expenditures to be over $100 million (including the $61 million Bashaw acquisition which closed October 1, 2002).

Liquidity and Capital Resources

At September 30, 2002 the Company’s total debt was $38 million versus $28 million last year, a modest increase relative to the production increases the Company has achieved. KeyWest’s bank increased the Company’s credit line to $95 million on the same terms and conditions as previous facilities.

On October 1, 2002 the Company closed the Bashaw acquisition for approximately $60 million, utilizing borrowings under the Company’s credit facility. On October 2, 2002 the Company entered into an agreement for a private placement of 10,909,090 Special Warrants at a price of $2.75 per Special Warrant for gross proceeds of $30 million (net proceeds of $27.85 million). The proceeds were used to pay down the Company’s credit facility. Upon clearance of a prospectus, the Special Warrants are exchangeable into common shares on a one-for-one basis. The remainder of the fourth quarter capital program (approximately $7.5 million) will be financed by the Company’s cash flow from operations.

Share Information

Pursuant to a private placement during the second quarter, KeyWest issued 5,853,659 shares at $2.05 per share for gross proceeds of $12 million. In addition, the Company has purchased and cancelled 700,922 shares of its own stock at a total cost of $1.5 million or $2.21 per share (well below net asset value). KeyWest considers the purchase of its own stock to be an excellent investment when shares can be acquired at a significant discount to net asset value.

Reserves

KeyWest’s drilling and acquisition activities continue to result in strong production and reserve gains. The Company commissioned the firm of Gilbert Laustsen Jung Associates Ltd. (GLJ), one of the pre-eminent evaluators in Canada, to prepare a new independent evaluation of KeyWest’s reserves as of October 1.

The evaluation includes the Bashaw purchase. The result is that KeyWest’s total oil and gas reserves have increased 60% since the beginning of the year and now comprise 29.8 million boe compared to 18.6 million boe at December 31.

Proven oil and gas reserves have increased to 22.6 million boe versus 14.9 million boe at year-end 2001. Probable oil and gas reserves have risen to 7.2 million boe from 3.7 million boe in the last report.

Outlook

KeyWest’s operational and financial performance continues to improve. The Company’s 2002 capital budget has been increased to over $100 million as a result of the Bashaw property acquisition. The proceeds of the recent $30 million equity issue at $2.75 per share plus increased credit lines will fund the upgraded budget.

The Company’s exploration staff is actively developing new prospects, some of which will be drilled in the fourth quarter and the remainder next year. To the end of the third quarter KeyWest has drilled 50 wells and we expect to drill 65 wells by year-end. The Company currently has an inventory of over 85 drilling locations on its properties.

As a result of increased activity levels KeyWest is now forecasting 2003 average production volumes of 9,000 boepd with cash flow of $54 million (81¢ per share) and earnings of $18 million (27¢ per share). These projections assume an oil price of US $24.50 per bbl and a gas price of Cdn. $4.50 per mcf.

The Company’s rapid operational and financial gains are not yet reflected in its market price and we continue to believe KeyWest shares remain a great investment opportunity.

On behalf of the Board of Directors,

Harold V. Pedersen
President
November 15, 2002

Consolidated Balance Sheets

September 30, 2002	December 31, 2001

	(unaudited)	(audited)
Assets
Current assets:
Receivables	$ 8,656,449	$ 5,348,233
Capital assets	121,008,395	99,638,139
Other (note 3)	6,126,007	-

$ 135,790,851	$ 104,986,372

Liabilites and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities	$ 17,064,220	$ 8,131,594
Long-term debt	29,626,036	30,907,821
Provision for site restoration	1,835,158	990,158
Future taxes	18,375,919	13,962,144
Shareholders’ equity:
Share capital (note 1)	46,785,149	35,788,333
Retained earnings	22,104,369	15,206,322

68,889,518	50,994,655

$ 135,790,851	$ 104,986,372

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director

Director

Harold V. Pedersen

Mary C. Blue

Consolidated Statements of Operations
and Retained Earnings

	Three months ended September 30,		Nine months ended September 30,
(unaudited)	2002	2001	2002	2001

Operations:
Revenue:
Oil and gas production	$ 18,595,238	$ 11,697,057	$ 47,206,219	$ 37,828,431
Royalties	(4,201,648)	(2,160,275)	(10,880,460)	(7,754,997)

	14,393,590	9,536,782	36,325,759	30,073,434

Expenses:
Operating	2,714,153	2,044,554	7,792,827	5,139,334
General and administrative	991,785	719,720	2,851,034	2,031,827
Interest	261,047	345,118	745,113	650,887
Depletion and depreciation	4,074,500	2,900,600	11,158,180	7,584,450
Site restoration	310,000	160,000	845,000	467,900

	8,351,485	6,169,992	23,392,154	15,874,398

Earnings before taxes	6,042,105	3,366,790	12,933,605	14,199,036

Taxes:
Current	100,000	120,000	300,000	360,000
Future	2,275,000	1,257,000	4,750,000	5,403,000

	2,375,000	1,377,000	5,050,000	5,763,000

Earnings	$ 3,667,105	$ 1,989,790	$ 7,883,605	$ 8,436,036

Retained earnings,
beginning of period	18,825,742	13,219,030	15,206,322	7,826,703

Share purchases	(388,478)	(469,643)	(985,558)	(1,523,562)

Retained earnings,
end of period	$ 22,104,369	$ 14,739,177	$ 22,104,369	$ 14,739,177

Weighted average number of
common shares outstanding	55,252,807	47,309,904	52,620,749	47,571,119
Earnings per share - basic	$ 0.07	$ 0.04	$ 0.15	$ 0.18
- diluted	$ 0.06	$ 0.04	$ 0.14	$ 0.17

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
(unaudited)	2002	2001	2002	2001

Cash provided by (used in):
Operating:
Earnings	$ 3,667,105	$ 1,989,790	$ 7,883,605	$ 8,436,036
Items not affecting cash:
Depletion and depreciation	4,074,500	2,900,600	11,158,180	7,584,450
Site restoration	310,000	160,000	845,000	467,900
Future taxes	2,275,000	1,257,000	4,750,000	5,403,000

Cash flow from operations	10,326,605	6,307,390	24,636,785	21,891,386
Change in non-cash working capital	(54,364)	(160,139)	998,722	(1,589,118)

	10,272,241	6,147,251	25,635,507	20,302,268
Financing:
Common shares issued	257,311	342,144	11,222,601	474,517
Increase (decrease) in
long-term debt	8,911,680	4,941,756	(1,281,785)	25,331,696
Shares acquired and cancelled	(610,668)	(767,497)	(1,547,568)	(2,559,958)

	8,558,323	4,516,403	8,393,248	23,246,255
Investing:
Oil and gas property
acquisitions, net	(209,963)	(3,985,307)	4,108,181	(15,446,297)
Expenditures on capital assets	(17,130,944)	(9,810,581)	(36,636,617)	(27,213,677)
Deposit on oil and gas
property acquisition	(6,126,007)	-	(6,126,007)	-
Site restoration expenditures	-	1,143	-	(117,057)
Change in non-cash working capital	4,636,350	3,498,089	4,625,688	99,693

	(18,830,564)	(10,296,656)	(34,028,755)	(42,677,338)

Increase in cash	-	366,998	-	871,185

Cash position, beginning of period	-	(366,998)	-	(871,185)

Cash position, end of period	$ -	$ -	$ -	$ -

Cash flow from operations
per share - basic	$ 0.19	$ 0.13	$ 0.47	$ 0.46
- diluted	$ 0.18	$ 0.13	$ 0.45	$ 0.44

Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to consolidated financial statements.

Selected Notes to Consolidated Financial Statements

Nine months ended September 30, 2002 (unaudited)

The interim consolidated financial statements of KeyWest Energy Corporation (“KeyWest” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2001.

1. Share capital:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

Common shares issued and outstanding:	Number of shares	Assigned value

Balance, December 31, 2001	49,364,381	$ 35,788,333
Private placement of shares	5,853,659	12,000,001
Exercise of stock options	810,166	656,248
Shares acquired and cancelled	(700,922)	(562,010)
Share issue costs, net of future taxes	-	(497,423)
Share purchase loans	-	(600,000)

Balance, September 30, 2002	55,327,284	$ 46,785,149

On May 2, 2002 the Company issued, by way of private placement, 5,853,659 common shares at $2.05 per share for gross proceeds of $12,000,001. The Company has received promissory notes for loans totaling $600,000 which enabled three Company vice-presidents to collectively purchase 292,683 common shares under the private placement. The loans bear interest at bank prime rate and are repayable in three annual installments commencing May 1, 2006. The loans are subject to approval at the next scheduled shareholders meeting.

The Company has an employee stock option plan under which both employees and directors are eligible to receive option grants. At September 30, 2002, a total of 4,969,168 options with exercise prices between $0.65 and $2.75 were outstanding and exercisable at various dates to 2007.

Number of options	Weighted-average exercise price

Stock options outstanding at December 31, 2001	4,251,334	$ 0.98
Granted	1,735,000	2.33
Exercised	(810,166)	0.81
Cancelled	(207,000)	1.70

Stock options outstanding at September 30, 2002	4,969,168	$ 1.32

Exercisable at September 30, 2002	2,410,833	$ 0.88

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for stock options granted to employees and directors. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company’s net earnings and net earnings per share would approximate the following pro-forma amounts:

($ thousands, except per share amounts)	Three months ended Sept. 30, 2002	Nine months ended Sept. 30, 2002

Earnings – as reported	$ 3,667	$ 7,884
Earnings – pro forma	$ 3,186	$ 6,732

Basic earnings per share – as reported	$ 0.07	$ 0.15
Diluted earnings per share – as reported	$ 0.06	$ 0.14
Basic earnings per share – pro forma	$ 0.06	$ 0.13
Diluted earnings per share – pro forma	$ 0.05	$ 0.12

The pro forma amounts shown include the compensation costs associated with stock options granted subsequent to January 1, 2002. The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 50%.

2. Financial instruments:

In 2002, oil and gas production revenue has been reduced by $1.7 million (2001 – increase of $1.5 million) due to commodity hedging activities. At September 30, 2002 the Company had the following open financial hedging positions:

Volume	% of Current Production *	Collar Floor	Collar Ceiling

Gas ($Cdn)	(mcf/d)	($/mcf)	($/mcf)

Quarter 4 – 2002 (Nov. & Dec. only)	1,000	10%	$ 4.22	$ 5.77
Quarter 1 – 2003	1,000	10%	$ 4.22	$ 5.77

Oil ($US)	(bopd)	($/bbl)	($/bbl)

Quarter 4 – 2002	4,000	59%	25.22	27.28
Quarter 1 – 2003	2,000	29%	25.00	28.38
Quarter 2 – 2003	2,000	29%	25.00	28.38
Quarter 3 – 2003	2,000	29%	25.00	28.38

* Based on October, 2002 production of approximately 8,500 boe per day comprising 6,800 bopd and 10.2 mmcf/d of gas.

At September 30, 2002, had the contracts been settled on that date, a loss of $1.3 million would have been realized.

3. Subsequent events:

On September 25, 2002 the Company entered into an agreement with an arm's length third party to purchase certain petroleum and natural gas assets located in Southern Alberta, specifically in the Bashaw area (the "Bashaw Acquisition"). The purchase price for the Bashaw Acquisition was $61 million including closing adjustments, financed with borrowings under the Company's $95 million credit facility. The deposit paid on September 25, 2002 of $6.1 million is included in other assets on the balance sheet. The purchase closed on October 1, 2002.

On October 2, 2002 the Company entered into an agreement for a private placement of 10,909,090 Special Warrants at a price of $2.75 per Special Warrant for net proceeds of $27.85 million. Each Special Warrant will entitle the holder to acquire one common share without payment of any additional consideration, subject to adjustment in certain events. The first closing of 6,165,480 Special Warrants was completed on October 4, 2002. The remaining 4,743,610 Special Warrants were issued on November 4, 2002.